

October 7, 2010

<u>Via U.S. Mail and Facsimile 813.286.2154</u>

Kimberly Perez
Vice President and Chief Financial Officer
Walter Investment Management Corp.
3000 Bayport Drive, Suite 1100
Tampa, FL 33607

> **Re: Walter Investment Management Corp.**
> **Form 10-Q for the period ended March 31, 2010**
> **Filed May 5, 2010**
> **File No. 1-13417**

Dear Ms. Perez:

We have reviewed your response dated September 9, 2010 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the period ended March 31, 2010

Notes to Consolidated Financial Statements

5. Fair Value

Items Measured at Fair Value on a Non-Recurring Basis, page 11

1.   We note your response to prior comment 2 from our letter dated August 26, 2010 as well as your disclosure on page 12 which states that the fair value adjustments that you presented represent the total fair value adjustments between the residential loans' original carrying values and the properties' fair values as of the balance sheet date. However, we

note that ASC 820-10-50-5(a) requires disclosure of the fair value measurements recorded during the period and the reasons for the measurements. Please show us the revised disclosure you will include in future filings that will address this requirement for fair value adjustments to your REO during the period.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3782 if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Jessica Barberich
Assistant Chief Accountant